PRESS RELEASE
                      For Immediate Release



                 CAPITAL ENVIRONMENTAL ANNOUNCES
             THE APPOINTMENT OF WILLIAM P. HULLIGAN


BURLINGTON, ON (June 2, 2003) - Capital Environmental Resource Inc. (NASDAQ: CERI) announced today the appointment of William P. "Bill" Hulligan to the position of Executive Vice President - North American Operations. In his role Mr. Hulligan will be responsible for all aspects of day to day operations and will report to the Chief Executive Officer.

Bill has extensive operational and executive experience having held several positions throughout his twenty year career with Waste Management Inc. His last position being that of Executive Vice President. Prior to joining Waste Management Bill headed a family business in Cleveland, Ohio.

Bill has served on several corporate and educational Boards and is a former Director of the Environmental Industry Association.

David Sutherland-Yoest, Chairman and Chief Executive Officer commented "We are very pleased and proud to announce Bill's appointment today. Bill's extensive industry experience and knowledge will be an invaluable asset as we continue to execute our plans and endeavors. He is a welcome addition to our senior management team and we look forward to building shareholder value together.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada. The Company's web site is www.capitalenvironmental.com


David J. Feals
Chief Financial Officer
(905) 319-6047